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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 - 01 - 2001 (MM/DD/YY) AND ENDING 12 - 31 - 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOUTHEASTERN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12651 South Dixie Highway, Suite 204
(No. and Street)

Miami,	Florida	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Ed Rivera (305) 251-5256
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lorn Leitman, CPA, PA
(Name — *if individual, state last, first, middle name*)

7700 North Kendall Drive, #405	Miami,	Florida	33156
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHEASTERN SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


OFFICIAL NOTARY SEAL
C E RIVERA
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC863651
MY COMMISSION EXP. SEPT 11,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN SECURITIES, INC.

COMPARITIVE FINANCIAL STATEMENTS:
AS OF DECEMBER 31, 2001AND 2000

Lorn Leitman, C.P.A., P.A.

Telephone (305) 279-8943
Fax (305) 271-4421

7700 North Kendall Drive, Suite 405
Miami, Florida 33156

February 12, 2002

Southeastern Securities, Inc.
12651 South Dixie Highway
Suite 204
Miami, Florida 33156

I have audited the accompanying balance sheets of Southeastern Securities, Inc. as of December 31, 2001 with comparison to December 31, 2000, and the related statements of income, stockholders' equity and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Securities, Inc. at December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



LORN LEITMAN
Certified Public Accountant

Southeastern Securities, Inc.
Balance Sheet
As of December 31,

		2001		2000
Assets				
Cash & Money Markets	$	104,854	$	75,349
Deposits (Note 3)		300,354		250,000
Loans Receivable		0		60,000
Certificates of Deposit		397,927		718,074
Marketable Securities - (Net)		50,125		43,000
Non Marketable Securities		103,300		103,300
Total Assets	$	956,561	$	1,249,723
Liabilities				
Commissions Payable	$	19,844	$	6,102
Distributions Payable		432,865		0
Other Payables		149,119		22,752
Total Liabilities		601,828		28,854
Stockholder's Equity				
Common Stock		100		100
Paid In Capital		15,900		15,900
Retained Earnings		338,733		1,204,869
Total Stockholder's Equity		354,733		1,220,869
Total Liabilities & Stockholder's Equity	$	956,561	$	1,249,723

The accompanying notes to financial statements are on integral part of this Balance Sheet.

Southeastern Securities, Inc.
Income Statement
For the Twelve Months Ended December 31,

		2001		2000
Revenue				
Commissions	$	875,056	$	388,575
Investment Interest		68,914		28,075
Other Income (Note 5)		72,080		43,192
Total Revenue		1,016,050		459,842
Expenses				
Administrative Expenses		130,973		113,422
Commissions Paid		213,503		80,791
Insurance		1,770		0
NASD and Other Fees		3,644		13,679
Office Expenses		0		4,289
Professional Fees		20,217		0
Reserve for Loss		26,290		0
Total Expenses		396,397		212,181
Net Income Before Taxes (Note 6)		619,653		247,661
Extraordinary Item (Note 7)		(49,924)		0
Net Income	$	569,729	$	247,661

The accompanying notes to financial statements are an integral part of this financial statement.

Southeastern Securities, Inc.
Statement of Change in Stockholder's Equity
For the Twelve Months Ended December 31,

	2001	2000
Beginning Stockholder's Equity	$ 1,204,869	$ 1,151,738
Net Income (Loss)	569,729	247,661
Stockholder's Distributions	(1,435,865)	(194,530)
Ending Stockholder's Equity	$ 338,733	$ 1,204,869

The accompanying notes to financial statements are an integral part of this financial statement.

Southeastern Securities, Inc.
Statement of Cash Flows
For the Twelve Months Ended December 31,

		2001		2000
Cash Flow from Operating Activities				
Net Income (Loss)	$	569,729	$	247,661
Adjustments to reconcile Income (Loss) to net cash provided by Operating Activities				
Changes in Deposits		(50,354)		250,000
Change in Loans Receivable		60,000		(60,000)
Changes in CD Investments		286,729		(382,894)
Changes in Marketable Securities		26,290		0
Change in Accounts Payable		(22,752)		12,433
Changes in Other Payables		595,728		(37,023)
Distributions to Stockholders		(1,435,865)		(194,530)
Net Adjustments		(540,224)		(412,014)
Increase (Decrease in Cash)		29,505		(164,353)
Cash at Beginning of Year		75,349		239,702
Cash at End of Year	$	104,854	$	75,349

The accompanying notes to financial statements are an integral part of this financial statement.

Southeastern Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2001
And December 31, 2000

1. NATURE OF BUSINESS

The firm is engaged in the purchase and sale of certificates of deposit through various financial institutions within the United States. The firm will operate pursuant to the exemptive provisions of Subparagraph (K) (2) (ii) of SEC Rule 15c3-3-. Transactions with the public and others in these securities will be cleared on a fully disclosed basis with Southwest Securities, Inc., ("Southwest") a clearing broker or dealer. All funds received and disbursed in connection with these transactions will flow directly between the Firm's customer and the clearing broker or dealer acting as agent for the firm. At no time will the Firm hold or have access to the securities or funds of its customer.

2. NET CAPITAL

The Firm will maintain the minimum net capital requirement based upon the activity of the firm in accordance with SEC Rule 15c3-1. The Principals understand that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Firm will formally compute net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3 % of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2001 and December 31, 2000, the company had net capital in excess of $5,000 and was in compliance with the above-mentioned net capital requirement.

3. DEPOSITS

Required by the clearing firm, Southwest Securities has to handle transactions because it is the clearing broker for Southeastern Securities, Inc.

4. SIPC SUPPLEMENTAL REPORT

Since SIPC has suspended assessments based on net operating revenue, a SIPC Supplemental Report is not required.

5. OTHER INCOME

During 2001, Southeastern Securities, Inc. entered into an agreement with Terremark Fortune House, Ltd. to form a brokerage house. Terremark terminated this agreement and Southeastern Securities, Inc. received $66,500 in settlement of the agreement. In addition, the company received $5,580 in miscellaneous service fees.

6. TAXES

The company elected to be taxed as a sub-chapter S-corporation effective January 1, 1998. Therefore, there is no tax to the corporation, with the profits taxed to the stockholders based upon their pro-rated shares.

7. EXTRAORDINARY ITEMS

A write down of Investments of $49,924 was taken during the twelve month period ended December 31, 2001. This was due to investments that had previously been sold and not removed from the balance sheet.

SCHEDULE II
SOUTHEASTERN SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$ -	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned		-
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 calendar days old	-	
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	
Total credit items	-	
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Other	-	
Total debit items	-	
Reserve computation:		
Excess of total debits over total credits	$	
Required deposit	NONE	

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by Southeastern Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

Southeastern Securities, Inc.
Net Capital Computation
December 31, 2001

Total Assets	$	956,561
Less Total Liabilities		(601,828)
Tentative Net Worth		354,733
Less Haircuts		(7,314)
Net Capital		347,419
Less Non-Allowable Assets		(100,000)
Required Net Capital		(5,000)
Excess Net Capital	$	242,419